UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Remitly Global, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

75960P104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75960P104	13G	Page 2 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stripes Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware limited liability company.

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER -0- (See Item 4)
	6	SHARED VOTING POWER 18,607,453 (See Item 4)
	7	SOLE DISPOSITIVE POWER -0- (See Item 4)
	8	SHARED DISPOSITIVE POWER -0- (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,607,453 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.34% (1) (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 164,106,480 shares of common stock issued and outstanding as of November 9, 2021, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 12, 2021.

CUSIP No. 75960P104	13G	Page 3 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stripes III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware limited partnership.

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 18,607,453 (See Item 4)
	6	SHARED VOTING POWER -0- (See Item 4)
	7	SOLE DISPOSITIVE POWER 18,607,453 (See Item 4)
	8	SHARED DISPOSITIVE POWER -0- (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,607,453 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.34% (1) (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 164,106,480 shares of common stock issued and outstanding as of November 9, 2021, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 12, 2021.

CUSIP No. 75960P104	13G	Page 4 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stripes GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware limited liability company.

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 18,607,453 (See Item 4)
	6	SHARED VOTING POWER -0- (See Item 4)
	7	SOLE DISPOSITIVE POWER 18,607,453 (See Item 4)
	8	SHARED DISPOSITIVE POWER -0- (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,607,453 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.34% (1) (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 164,106,480 shares of common stock issued and outstanding as of November 9, 2021, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 12, 2021.

CUSIP No. 75960P104	13G	Page 5 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth A. Fox
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 18,607,453 (See Item 4)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 18,607,453 (See Item 4)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,607,453 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.34% (1) (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 164,106,480 shares of common stock issued and outstanding as of November 9, 2021, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 12, 2021.

CUSIP No. 75960P104	13G	Page 6 of 10

Item 1.

(a)	Name of Issuer:

Remitly Global, Inc. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1111 Third Avenue, Suite 2100

Seattle, WA 98101

Item 2.

(a)	Name of Person Filing:

(i) Stripes III, LP is a Delaware limited partnership (“Stripes III”). Stripes GP III, LLC (“Stripes GP III”), the general partner of Stripes III, has sole voting and dispositive power over the shares held by Stripes III and voting decisions with respect to such shares are made by Stripes Holdings, LLC (“Stripes Holdings”), as the managing member of Stripes GP III. Kenneth A. Fox is the managing member of Stripes Holdings and may be deemed to have sole voting and dispositive control over such shares.

(ii) Stripes GP III is the general partner of Stripes III and has sole voting and dispositive power over the shares held by Stripes III.

(iii) Stripes Holdings is the managing member of Stripes GP III and has voting power over the shares held by Stripes III.

(iv) Kenneth A. Fox (together with Stripes III, Stripes GP III and Stripes Holdings, the “Reporting Persons”) is the managing member of Stripes Holdings, which is the managing member of Stripes GP III, which is the general partner of Stripes III. Mr. Fox may be deemed to have sole voting and dispositive control over the shares held by Stripes III.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of each of the Reporting Persons is:

c/o Stripes, LLC

402 West 13th St.

New York, NY 10014

(c)	Citizenship:

Stripes III is a Delaware limited partnership. Each of Stripes GP III and Stripes Holdings is a Delaware limited liability company. Kenneth A. Fox is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value (“Shares”), of the Issuer.

(e)	CUSIP Number:

75960P104

CUSIP No. 75960P104	13G	Page 7 of 10

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box.   ☐

Item 4.	Ownership.

The following information is provided as of December 31, 2021:

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Shares of the Issuer, as of December 31, 2021, are incorporated herein by reference. Stripes III holds 18,607,453 Shares. As general partner of Stripes III, Stripes GP III has sole voting and dispositive power over the shares held by Stripes III. As managing member of Stripes GP III, Stripes Holdings is deemed to share in the voting power over the shares held by Stripes III. Mr. Fox is the managing member of Stripes Holdings and may be deemed to have sole voting and dispositive control over the shares held by Stripes III.

Stripes III acquired Shares of the Issuer in several installments between April 12, 2016 and September 13, 2021. The Shares were registered in an initial public offering that occurred in September 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

CUSIP No. 75960P104	13G	Page 8 of 10

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The responses of the Reporting Persons to Items 2(a) and 4 are incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of members of the Group.

The responses of the Reporting Persons to Items 2(a) and 4 are incorporated herein by reference.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 75960P104	13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of Stripes III, Stripes GP III, Stripes Holdings and Kenneth A. Fox certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

STRIPES III, LP

By: Stripes GP III, LLC; its general partner

By: Stripes Holdings, LLC; its managing member

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox
Title:	Member

STRIPES GP III, LLC

By: Stripes Holdings, LLC, its managing member

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox
Title:	Member

STRIPES HOLDINGS, LLC

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox
Title:	Member

/s/ Kenneth A. Fox
Kenneth A. Fox